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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                            (Amendment No. ________)*


                       Venture Lending & Leasing IV, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 18, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]      Rule 13d-1(b)

     [X]      Rule 13d-1(c)

     [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 7 pages

CUSIP No.    NONE

--------------------------------------------------------------------------------

1.   Names of Reporting Persons. Pfizer Master Trust


                  I.R.S.  Identification  Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)   X

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization               Illinois

--------------------- ----------------------------------------------------------
Number of Shares
Beneficially by       5.       Sole Voting Power
Owned by Each
Reporting Person      10,000 (See Item 4).
With:
--------------------- ----------------------------------------------------------

                      6.       Shared Voting Power
                      0
--------------------- ----------------------------------------------------------

                      7.       Sole Dispositive Power
                      10,000 (See Item 4).
--------------------- ----------------------------------------------------------

                      8.       Shared Dispositive Power
                      0
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     10,000 (See Item 4)

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)         10%  (See Item 4)

--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)

CO

--------------------------------------------------------------------------------

                               Pages 2 of 7 pages

Item 1.

         (a)     Name of Issuer:   Venture Lending & Leasing IV, Inc.

         (b)     Address of Issuer's Principal Executive Offices:

                 2010 North First Street,
                 Suite 310, San Jose,
                 California 95131

Item 2.

         (a)     Name of Person Filing:    Pfizer Master Trust

         (b)     Address of Principal Business Office or, if none, Residence:

                 c/o Benefit Financing,
                 235 East 42nd Street,
                 27th Floor,
                 New York, New York 10017

         (c)     Citizenship: Illinois

         (d)     Title of Class of  Securities:
                 Common Stock,  $0.001 par value per share.

         (e)     CUSIP Number: None.

Item  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c), check whether person filing is a:

         (a)   [_]    Broker or dealer  registered  under  section 15 of the Act
                      (15 U.S.C. 78o).

         (b)   [_]    Bank as defined  in section  3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)   [_]    Insurance  company as defined in section  3(a)(19)  of the
                      Act (15 U.S.C. 78c).

         (d)   [_]    Investment  company  registered  under  section  8 of  the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   [_]    An    investment     adviser    in     accordance     with
                      ss.240.13d-1(b)(1)(ii)(E);

         (f)   [_]    An employee  benefit plan or endowment  fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)   [_]    A parent  holding  company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)   [_]    A savings  associations  as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   [_]    A church plan that is excluded  from the  definition of an
                      investment   company   under   section   3(c)(14)  of  the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [_]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:

                As of the filing date of this Schedule 13G, the reporting person beneficially owns a 10% membership interest in Venture Lending & Leasing IV, LLC (the "Company"), which holds all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock). The members of the Company have pass through voting rights with respect to any action proposed at a meeting

                               Page 3 of 7 pages
                of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer. As a result, the reporting person may be deemed to beneficially own 10,000 shares (or 10%) of the outstanding shares of Common Stock of the Issuer.

         (b)    Percent of class:

                As a result of its membership interest in the Company, the reporting person may be deemed to beneficially own 10% of the outstanding shares of Common Stock of the Issuer.

         (c)    Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote: 10,000 shares of Common Stock (see (a) and (b) above).

                (ii)  Shared power to vote or to direct the vote: 0.

                (iii) Sole power to dispose  or to direct  the  disposition  of:
                      10,000 shares of Common Stock (see (a) and (b) above).

                (iv)  Shared power to dispose or to direct the  disposition  of:
                      0.


Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

                               Page 4 of 7 pages

Item 10. Certification


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Venture Lending & Leasing IV, Inc. and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 16, 2005


                                           PFIZER MASTER TRUST



                                           By:      /s/ Sharon Kinsman
                                                --------------------------------
                                           Name:    Sharon Kinsman

                                           Its:     Assistant Treasurer


                               Page 5 of 7 pages

                                  Exhibit Index

24.1     Power of Attorney, dated February 16, 2005.





                               Page 6 of 7 pages